

February 17, 2011

Lance E. D'Amico
Senior Vice President and General Counsel
UTi Worldwide Inc.
100 Oceangate, Suite 1500
Long Beach, CA 90802

> **Re:** **UTi Worldwide Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed March 29, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 17, 2010**
> **File No. 000-31869**

Dear Mr. D'Amico:

We have reviewed your responses to the comments in our letter dated January 26, 2011 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers, page 18

Compensation Discussion & Analysis, page 18

Benchmarking and Peer Group, page 21

1. We note your response to our prior comment two and reissue our comment in part. Please provide us with your analysis for the conclusion that you do not benchmark to the two compensation surveys appearing in your proxy statement. For guidance refer to Compliance & Disclosure Interpretation 118.05 of Regulation S-K. However, to the extent that you benchmark against the surveys, please confirm that in future filings you will identify the companies in the surveys. If you do not benchmark against the surveys, please confirm that you will revise your future filings to clarify this fact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Mr. Lance E. D'Amico
                 (562) 552-9532